Exhibit 99.1

Almonty Appoints Decorated U.S. Army Brigadier General (Retired) Steven L. Allen as Chief Operating Officer

Bronze Star Recipient Brings 33 Years of American Military Leadership to

Almonty, Supporting the Ongoing Optimization of Tungsten Deliveries Across the Company’s Global Footprint

TORONTO – December 1, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to the U.S. defense and technology sectors, today announced the appointment of Brigadier General (Retired) Steven L. Allen as Chief Operating Officer to optimize tungsten deliveries at the Company’s Sangdong and Panasqueira Mines, as well as accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project.

General Allen brings over three decades of distinguished leadership and operations experience in United States Army sustainment and logistics, where he spearheaded multinational operations. Most recently, General Allen served as Commanding General of the 19th Expeditionary Sustainment Command, Director of Logistics for U.S. Forces Korea, Combined Forces Command and United Nations Command, and Commandant of the U.S. Army Ordnance School.

General Allen holds a Bachelor of Science in Industrial Technology from the University of North Dakota, a Master of Science in Administration from Central Michigan University, a Master of Business Administration from the Florida Institute of Technology, and a Master of Strategic Studies from the U.S. Army War College. His awards include the Defense Superior Service Medal, Legion of Merit, Bronze Star Medal, Meritorious Service Medal, and the Combat Infantryman Badge.

“As Almonty enters its next phase of growth with the ongoing commissioning of Sangdong, we continue to make strategic investments in operational leadership and excellence,” said Lewis Black, Chairman and Chief Executive Officer of Almonty. “Steven’s prior significant experience in Korea coupled with his deep experience in building high-performing teams, aligning global operations, and executing complex logistics strategies positions him well to create sustainable, long-term value for my fellow shareholders.”

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the U.S., Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the optimization of tungsten deliveries at the Company’s Sangdong and Panasqueira Mines, accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project and the future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the satisfaction of all conditions of closing and the successful completion of the Offering and such other assumptions and factors as are set out herein. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, optimizing tungsten deliveries at the Company’s Sangdong and Panasqueira Mines, accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project and the future growth prospects of the Company.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.